OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Vyllage, Inc.

8290 Cleary Boulevard
Apartment 2916
Plantation, FL 33324

www.vyllage.net

10000 shares of Common Stock - No voting shares

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Investment

$1 / share | $10 million pre-money valuation

If you invest, you're betting the company will hold a future value greater than $10 million.

Phase 1 (This offering): Up to $100,000 - 100,000 shares offered at $1/share. A minimum investment of $500 per 500 shares is required.

If we are successful with the Phase 1 raise, upon financial review and assessment, we intend to extend our offering and offer additional shares. The proposed details of Phase 2 are below:

Phase 2: $100,001 - $1,000,000 - 900,000 shares offered at $1/share. Minimum purchase of $100 for 100 shares.

Perks

Phase 1 investors only:

1. **Vyllagers™ Receive 100% Bonus for packages received for the first two months of operation:** After the application re-launch, investors who sign up on the Vyllage® Business app, and operates a package receiving location, will have every dollar earned for the first 2 months as a Vyllager™, matched 100% as a bonus!

2. **Customers Receive First 20 shipments Free:** As an Phase 1 investor, you will have your first 20 shipments with Vyllage® at no cost to you.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Vyllage® is an app-based business that provides shipping addresses for customers who need the surety that their purchases are secured in a nearby, verified home. The brand is the newest and most natural extension for logistics and package delivery. Vyllage® plans to capitalize on the 30 million packages that are delivered every day in

United States.

Please see Appendix C for additional information.

The team

Officers and directors

Laura A. Borland	President & Co-Founder
Sean D. Hale	Vice President & Co-Founder

Laura A. Borland
Laura Borland was born and raised in Jamaica, West indies and is a naturalized US citizen. Her tenure as President began with the company's founding in May, 2015. In addition to running the operations of Vyllage®, Laura works as a Technology Product Owner with American Express, and has been with the financial services corporation for the past 4 years. She holds an MBA from Florida International University. Laura has technical certifications in Agile Project Management Methodology as a Certified Scrum Product Owner and Certified Advance Scrum Master. She also has experience in Operations Management as it relates to logistics and capacity planning, and is wholly committed to process improvement due to her training as a Quality Engineer.

Sean D. Hale
Sean Hale was also born and raised in Jamaica, West indies and is a naturalized US citizen. He has served as Vice-President of Vyllage® since its inception in May, 2015. Currently, Sean is a Field Technician with AT&T where he has worked for the last 5 years. Sean has extensive experience in the cable industry and has been the awardee of a major cable company subcontract for new and existing cable installations. During his tenure, he employed 40 field technicians, along with the requisite management, quality, and safety leadership required as part of the contract's scope.

Related party transactions

The company has not conducted any related party transactions

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Technology: Version 2.0 App Development** Vyllage® is offering new technology which could attract costly acceptance criteria or have non-predictive behavior. Although version 1.0 is a clearly defined process flow, software development and/or redevelopment are always open to unforeseen costs and extension of project completion. App re-design, uplift, and enhancements could exceed initial estimates and delivery deadlines. Ongoing maintenance and the hiring or contracting of full-time IT specialists may be needed post version 2.0 rollout to address issues in real time in production.
- **Legal: Legal Protection** Vyllage® will need to procure legal services to protect

the software, create terms of use, and patent and trademark protection. Each of these legal services requires retaining an attorney who specializes in that aspect of law. Legal costs for contracts and documents may be more than budgeted. There is also the risk of litigation from disputes arising from competitors and users. Engagement of legal services may be needed for ongoing brand and platform protection.

- **Intellectual Property** Converting our provisional patent to a technology patent within the next year might be costly if it is challenged or denied. Anticipating challenges from the public during this long process is difficult to assess. Fortunately, we have secured the registered trademark for Vyllage® and fully expect Vyllager™ to be issued. Placing funds in reserve to be used for patent and trademark protections and perhaps, litigation will be necessary.
- **ROI - Unproven Market** It is hard to predict the rate or cadence of user acquisition or how the market will respond to new technologies and services. As a startup, there are concerns that larger, more established companies can copy the model and scale with minimal effort. So, Vyllage® has to be agile, move quickly, and spread the name and business for maximum reach. We believe that viral tools within the app helps solves for slow user acceptance with little cost. Other marketing methods require copious amounts of money to be effective. However, we should be open to a longer than expected time frame for profitability. There is no guarantee that Vyllage® will ever be profitable
- **Government and Housing Restrictions** The "gig" economy has presented unique opportunities and discussions in government on how to manage and create guidelines and requirements for home-based businesses. Regulations in municipalities could affect network expansion if, for instance, higher property taxes are levied on Vyllagers™, or HOAs restricts the creation of home-based businesses. This could impact the ability to grow the base of package-receiving homes, which in turn affects the Vyllage® business model.
- **Rapid Growth** As more Americans shop online, e-commerce's growth will rise as well. This is expected to result in increased marketing costs for Vyllage® as we work to dominate the market as the standard for package protection. Incentives, apps refreshes, discounts, social media advertising, are a few examples of what will be required for Vyllage to remain relevant in the marketplace. The costs of ongoing marketing efforts will have to be measured and assessed for their efficacy.
- **Technological Advances** Our first priority for users of our apps is the security of their PII. With identity theft and data hacking increasing, Vyllage® will have to ensure data integrity and consumer protection. There are high costs associated with data encryption services, which have to be iterative, considering how quickly hackers and other bad actors work to breach platforms. Vyllage® leverages existing popular software technologies as well as proprietary software design in our apps. Bugs, and product fixes can occur quite frequently and could impact the functionality of the apps while these repairs and upgrades are done. Unforeseen costs for upgrades and maintenance for all software platforms.
- **Growing Pains** Rapid growth could result in delays in background processing and may result in additional costs by having to engage additional resources for

Vyllagers™. Technological or capacity constraints can further add to delays. This can result in preliminary user dissatisfaction which is concerning from a branding perspective. Conversely, we could have slow adoption to Vyllage®, in which a disjointed customer experience will occur: a customer wanting to use the service, but not finding any Vyllagers™ within their area, and too many Vyllagers™ and not enough customers. The growth with Vyllage® ideally should be balanced. Population density can lead to disparate usage and benefit.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Laura Borland, 65.0% ownership, Common Stock
- Sean Hale, 25.0% ownership, Common Stock

Classes of securities

- Common Stock: 9,000,000

Voting Rights of Common Stock

Voting Rights are extended to holders of common stock, wherein each share equals one vote. The holders of Common Stock, who are the investors in this Regulation Crowdfunding collectively gain 10% equity in Vyllage®, are entitled to vote on any matter except as required under applicable law. The remaining 90% will be retained by the Board of Directors at Vyllage®.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by Board of Directors decisions to offer additional stock that we may designate in the future.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a minority holder of equity common stock, you will have no ability to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuance of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the re-build of the web and mobile apps, which we do not anticipate occurring until September 2017. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Financial Milestones

Vyllage® is investing for continued growth of the brand, and will generate net income losses as a result. Management currently forecasts 2018, 2019 and 2020 revenue of $1 million, $4.5 million and $10 million, respectively, and believes the company will generate positive net income beginning in 2019. Our forecasts are based on these estimates:

2018: Having 11,000 Vyllagers™ on the platform receiving an average of 90 packages for the calendar year. Vyllage makes $10 for each Vyllager™ application (11,000*10 = $110,000.00) and 90 shipments per Vyllager will generate $980,100.00 since we make .99 cents on each shipment.

2019: Using the same logic as 2018, we expect Vyllagers™ to increase by 25,000, which brings the pool of locations to 35,000, and processing 120 packages per calendar year in each location. (25,000*$10 = $250,000) and (35,000 locations*120*0.99cents = $4,158,000).

2020: We envision by this time, we will have 45,000 Vyllagers™ across the United States receiving 300 packages per year, and more people utilizing the service. We expect an uptick if Vyllage® creates partnerships with retailers to offer our service as a shipping option to their customers. (10,000 new Vyllagers™ *$10 = $100,000.00) and (45,000 locations*300*0.99cents) = $13,365,000

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to protect intellectual property and software design and refinement. Additional funds are necessary in order for the business to remain viable. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuance, or any other method available to the company. After raising the first $10,000, funds will be used immediately to start the web app development, and if we reach our goal of $100K, that will satisfy all app development (web app, iOS apps and Android apps) and legal (Corporate and Patent). We do have other sources of capital that we will be able to leverage if needed. Commercial banking loans and lines of credit are available to us once Vyllage® is over 2 years old.

Indebtedness

The Company has not had any material terms of indebtedness

Recent offerings of securities

None

Valuation

$10,000,000.00

We have not had a formal valuation done on the company. The share price was agreed upon by the Board of Directors based on the perceived value of the intellectual property already protected and the proprietary technology

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
StartEngine Fees (x% total fee)	$750	$7,500
Escrow Fees	$750	$7,500
Professional Fees	$750	$7,500
Net Proceeds	$7,750	$77,500

Use of Net Proceeds:		
Legal	$0	$20,000
Marketing	$0	$7,500
Working Capital	$0	$10,000
Software Development	$7,750	$40,000
Salaries and General Administrative Expenses	$0	$0
Total Use of Net Proceeds	$7,750	$77,500

Include an description about why you are raising capital and what is your plan for using the capital you raise?

We are seeking to raise a minimum of $10,000 (target amount) and up to $100,000 in this offering through Regulation Crowdfunding. If we manage to raise our over-allotment amount of $100,000, we believe the amount will last us 4 months and plan to use the net proceeds of approximately $77,500 over the course of that time as follows:

1. Build web app and refresh one of the four iOS and Android apps.

2. Legal services to protect the company, intellectual property, and software licensing agreements

3. Social media and traditional media advertising and marketing

4. Working capital for unforeseen costs.

Irregular Use of Proceeds

Vyllage® might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not failed to comply with Regulation CF.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Vyllage, Inc.

[See attached]

Financial Signature Page

I, Laura A Borland, the President and Co-Founder of Vyllage, Inc., hereby certify that the financial statements of Vyllage, Inc. and notes thereto for the periods ending December 31, 2015 and December 31, 2016 included in this Form C offering statement are true and complete in all material respects.
IN WITNESS THEROF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 21st day of April, 2017..

/Laura A Borland/

President and Co-Founder

April 27, 2017

VYLLAGE, Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2015 and 2016

VYLLAGE, Inc.
Index to Financial Statements
(unaudited)

ABC COMPANY
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015 (unaudited)

Vyllage Balance Sheet

VYLLAGE

			2016		2015
	Assets				
	Current assets:				
1	Cash	$	34	$	26
2	Accounts receivable		-		-
3	Inventory		-		-
4	Related party receivable		-		-
5	Other current assets		-		-
	Total current assets		34		26
10	Property and equipment, net		9,487		9,412
11	Intangible assets, net		-		-
13	Investment				-
12	Other assets		-		-
	Total assets	$	9,521	$	9,438
	Liabilities and Stockholders' Equity				
	Current liabilities:				
20	Accounts payable	$	-	$	-
21	Accrued liabilities		-		-
22	Deferred revenue		-		-
23	Related party advances		-		-
24	Line of credit		-		-
25	Note payable - current		-		-
26	Notes payable - related party		40,000		18,400
27	Convertible debt - current		-		-
28	Convertible debt - related parties, current		-		-
	Total current liabilities		40,000		18,400
30	Note payable - net of current portion		-		-
31	Convertible debt - net of current portion		-		-
32	Convertible debt - related parties, net of current portion		-		-
	Total liabilities		40,000		18,400
	Commitments and contingencies (Note __)		-		-
	Stockholders' Equity:				
40	Preferred stock		-		-
41	Common stock		-		-
44	Subscription receivable		-		-
45	Additional paid-in capital		-		-
50	Accumulated deficit		(16,138)		(8,943)
	Total stockholders' equity		(16,138)		(8,943)
	Total liabilities and stockholders' equity	$	23,862	$	9,457

VYLLAGE, Inc.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

Vyllage Income Statement

VYLLAGE.NET

	2016	2015
Revenues	$ 856	$ -
Cost of revenues	-	-
Gross profit	856	-
Operating Expenses:		
General and administrative	4,805	-
Sales and marketing	4,994	-
		-
Total operating expenses	9,799	-
Operating income	(8,943)	-
Other (income) expense :		
Interest expense	-	-
Other expense	-	-
Other income	-	-
Total other (income) expense	-	-
Income (loss) before provision for income taxes	(8,943)	-
Provision for income taxes	-	-
Net income (loss)	$ (8,943)	$ -

VYLLAGE, Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

Vyllage Stockholders Equity

	Preferred Stock		Common Stock				
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
December 31, 2014	-	$ -	-	$ -	$ -	$ -	$ -
Stock based compensation	-	-	-	-	-	-	-
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-
December 31, 2015	-	-	-	-	-	-	-
Stock based compensation	-	-	-	-	-	-	-
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	(8,943)	(8,943)
December 31, 2016	-	$ -	-	$ -	$ -	$ (8,943)	$ (8,943)

VYLLAGE, Inc.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

Vyllage Cash Flow

VYLLAGE

		2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(7,195)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation		-
Amortization		-
Loss on sale of intangible assets		-
Gain on debt conversion		-
Loss on impairment of investment		-
Stock-based compensation		-
Changes in operating assets and liabilities:		
Accounts receivable		-
Inventory		-
Other current assets		-
Accounts payable		-
Accrued liabilities		-
Deferred revenue		-
Net cash provided by (used in) operating activities		(7,195)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(75)
Purchase of intangible assets		-
Related party advances		-
Deposits and other		-
Net cash provided by (used in) investing activities		(75)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds (repayment) - related party advances		-
Proceeds (repayment) - line of credit, net		-
Proceeds (repayments) - notes payable		-
Proceeds (repayments) - notes payable - related parites		21,600
Proceeds (repayment) - convertible debt		-
Proceeds (repayment) - convertible debt - related parties		-
Proceeds from sale of preferred stock		-
Proceeds from sale of common stock		
Net cash provided by (used in) financing activities		21,600
Increase (decrease) in cash and cash equivalents		14,330
Cash and cash equivalents, beginning of year		26
Cash and cash equivalents, end of year	$	14,356
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-
Non cash investing and financing activities:		
	$	-

NOTE 1 – NATURE OF OPERATIONS

Vyllage, Inc. was formed on May 12th, 2015 ("Inception") in the State of Florida. The financial statements of VYLLAGE, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in PLANTATION, FLORIDA.

VYLLAGE, Inc. is a software application that provides alternate residential shipping addresses to users consumers who want to ensure that their deliveries are received and secured in participating homes. "Package Receivers" are compensated for their service, and Vyllage processes a flat fee for every address provided on our platform. When packages are received at the alternate "Ship To" location, the end recipient is notified with photographic proof of delivery and instructions on when and where to pick up their purchase(s).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from two (2) streams:
1. Package Receivers, aka Vyllagers™ - Vyllage charges $14.99 for background checks for homeowners wishing to run a package-receiving business from their home. From this application processing, Vyllage retains $10, with the remaining $4.99 going to the external vendor.
2. App Users – Vyllage charges $3.99 to $4.99 for each shipping address provided on the app, of which Vyllage earns a flat fee of 99 cents, and the Package Receiver earns $3-$4, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

We have no indebtedness

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 1,000,000 shares of our common stock with par value of $0.001.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Founders, Laura Borland and Sean Hale have personally invested $58K in Vyllage since the company's inception

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through ___, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Vyllage® is pending **StartEngine Approval.**



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VYLLAGE

Vyllage®

The Guaranteed Solution for Missed Deliveries and Package Theft

Small OPO · Plantation, FL · Software & Services
Accepting International Investment

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Photographic Proof of Delivery When Your Package Arrives


VYLLAGE
PACKAGE FOR YOU
Handle with care

Your Neighborhood Watch for Packages

Invest in Vyllage®

There are approximately 6.5 billion packages that are delivered in the United States annually from both FedEx and UPS with an estimated 23 million being stolen during that 52-week period. As more consumers become confident and comfortable in utilizing e-commerce for their purchases and transactions, this shipping option will continue to increase. Vyllage® is uniquely poised to create a niche in logistics.

There are two (2) business markets/models Vyllage® will utilize to generate revenue.

1.**Vyllagers™ (Package Receivers):** Directed toward individuals interested in being the owner and operator of a Vyllage® In-Home Package Receiving Location. This turn-key business is ideally suited for individuals/families familiar with the gig economy, and who are home for the majority of their day. For the US, the minimum Vyllager™ saturation level would be to have a Vyllage® location in each of the 43,000 ZIP codes nationally. Population density and ease of access to available services are external factors considered for market saturation.

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2. **End Users (Customers):** Aimed primarily at consumers who shop online and/or utilize delivery services (floral, courier, prescription) who cannot afford to miss an important delivery or are concerned about having their packages and deliveries unsecured and possibly stolen.

We believe that your investment in this unique space in the multi-billion dollar logistics industry will be sound. Join us as we strive to make Vyllage® a household name and verb!

- Laura A. Borland, President & Co-Founder


VYLLAGE.NET
Pick up Your Packages within 48 hours from your Vyllager™

Investment

$1 / share | $10 million pre-money valuation
If you invest, you're betting the company will hold a future value greater than $10 million.

Phase 1 (This offering): Up to $100,000 - 100,000 shares offered at $1/share. A minimum investment of $500 per 500 shares is required.

If we are successful with the Phase 1 raise, upon financial review and assessment, we intend to extend our offering and offer additional shares. The proposed details of Phase 2 are below:


Securing Neighborhoods One Vyllage® at a Time
VYLLAGE

Phase 2: $100,001 - $1,000,000 - 900,000 shares offered at $1/share. Minimum purchase of $100 for 100 shares.

Perks

Phase 1 investors only:
1. **Vyllagers™ Receive 100% Bonus for packages received for the first two months of operation:** After the application re-launch, investors who sign up on the Vyllage® Business app, and operates a package receiving location, will have every dollar earned for the first 2 months as a Vyllager™, matched 100% as a bonus!
2. **Customers Receive First 20 shipments Free:** As an Phase 1 investor, you will have your first 20 shipments with Vyllage® at no cost to you.

Our mission at Vyllage® is to provide homeowners globally with a turn-key business that helps to reduce losses of delivered purchases for businesses and communities while fostering goodwill throughout neighborhoods.

What We Have Accomplished So Far

Vyllage® has a website, and 2 iOS apps and 2 Android apps (Vyllage and Vyllage® Business). Additionally, we have a registered trademark for the word, Vyllage®; a trademark pending for Vyllager™, and a patent pending on our package receiving technology.

Your investment will be used for the development of a web application, and enhanced iOS and Android apps. Also, Vyllage® needs to acquire legal services for trademark and patent protections, and contract and licensing agreements, while ramping up our marketing.

Crowdfunding allows us to not only generate pre-launch revenue, but greatly assists us in making Vyllage® viral.


VYLLAGE
BUSINESS
Sign In
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WELCOME VYLLAGER
Vyllage @ Work
Monday - Friday
10:00AM - 08:00PM
Receive Delivery
Delivery History
Customer Pickup
About Me

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Our Service


It was delivered
at a time when
he was workin
That was
until he
discovered...

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VYLLAGE
BUSINESS
Accept Deliveries on Behalf of Your Neighbors


Watch someone take your packages?
OR
Have someone watch your packages
VYLLAGE

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What Makes Vyllage® Different

Vyllage® is the pioneer in leveraging homes as strategic delivery drop-off locations. With our first mover advantage, we will be able to define and benchmark this industry in terms of standards, compensation, pricing, and scaleability. The simplicity of this business model, which is using existing infrastructure (homes) to assist in the distribution of goods, is easily replicated as we expand globally, when taking into account international legal considerations.


VYLLAGE
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VYLLAGE
It Takes a Vyllage to Care
I want to be a Customer
I want to be a Vyllager
Join Vyllage!


VYLLAGE
Find Your Nearest Vyllage Location - within 5 miles


VYLLAGE
Sign up with your network
sikka@gmail.com
Mobile Number
Password

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Vyllage® charges $3.99 to $4.99 for users to retrieve the full address of a Vyllage® location where they would like to have their package or delivery shipped. Each Vyllager™ makes $3 to $4 for the first package within the shipment and 99 cents for each additional package. Vyllage® makes a flat 99 cents on every transaction.


Vyllage Package Details
Package Size
Small $3.99
Medium $3.99
Large $4.99
Expected delivery date
Estimate Weight (lbs)
Ex: 20
Special Comments
Find A Vyllager
1


VYLLAGE
Operate Your Own
In-Home Package
Store

Our Market and Industry

Vyllage® will be a new and much-needed extension of the package delivery cycle and logistics space. Currently, delivery companies have seen an uptick year over year in the number of packages being processed. This is due to consumers increasingly pivoting from brick-and-mortar retail locations to the online marketplace to shop. In 2014 alone, the three largest delivery and logistics companies in the United States (UPS, USPS, and FedEx) delivered 30 million packages every day.

Currently, there are no direct competitors in this space. A close parallel would be UPS My Choice, which allows for customers to change their delivery location to another residential address, UPS Store or local business. FedEx also offers a similar service, but leverages convenience stores for package receiving and warehousing. Vyllage's® approach is different as we are exclusively using residential spaces as alternate delivery locations.


US E-Commerce Sales
Millions ($)
E-commerce as % of total retail
$71,503
$75,080
$77,789
$79,567
$80,451
$83,987
$87,558
$89,454
$93,046
$97,250
6.2%
6.4%
6.6%
6.7%
7.0%
7.1%
7.4%
7.5%
7.9%
8.1%
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015
Q4 2015
Q1 2016
Q2 2016
Source: US Department of Commerce
BI INTELLIGENCE

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http://www.businessinsider.com/e-commerce-growth-has-hit-a-two-year-high-2016-8

Comparative Analysis of Current Consumer Experience vs Vyllage®


Customer orders online and uses home address as shipping location
Retailer fulfills order
Logistics processes and sends for delivery
No one is home to sign for package
Package is returned to depot or left at door unattended
Current Customer Experience

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Customer orders online and uses Vyllage® as shipping location
Retailer fulfills order
Logistics processes and sends for delivery
Vyllager® receives and signs for package, notifies Customer
Customer picks up package within 48 hours of notification from Vyllager®
VYLLAGE

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May 2015

Vyllage® Launches!

The company registers with the State of Florida.

December 2015

Vyllage® Apps on Google Play!

Version 1.0 of the Vyllage Customer and Vyllage Business Apps are available

April 2016

Vyllage® is in the App Store!

Version 1.0 of the Vyllage Customer and Vyllage Business apps are in the App Store

November 2016

Vyllage® gets Trademarked!

It took a while, but we did it. We're official!

May 2017

Vyllage® Launches on StartEngine!

Our Company seeks to raise up to $100K from everyday investors.

June 2017


We Help Prevent Package Theft in Your Neighborhood!

Vyllage® Web App Complete

We aim to be in Business! It s our intent that Vyllagers® and Customers can begin signing up on the website.

July 2017



Relaunch Vyllage® Business and Vyllage® iOS and Android Apps

We intend to launch Version 2.0 in the App Store and Google Play.

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In the Press

THEGREENITGUY

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Meet the Founders





Laura A. Borland

President & Co-Founder

Laura Borland was born and raised in Jamaica, West indies and is a naturalized US citizen. Her tenure as President began with the company's founding in May, 2015. In addition to running the operations of Vyllage®, Laura works as a Technology Product Owner with American Express, and has been with the financial services corporation for the past 4 years. She holds an MBA from Florida International University. Laura has technical certifications in Agile Project Management Methodology as a Certified Scrum Product Owner and Certified Advance Scrum Master. She also has experience in Operations Management as it relates to logistics and capacity planning, and is wholly committed to process improvement due to her training as a Quality Engineer.

Sean D. Hale

Vice President & Co-Founder

Sean Hale was also born and raised in Jamaica, West indies and is a naturalized US citizen. He has served as Vice-President of Vyllage® since its inception in May, 2015. Currently, Sean is a Field Technician with AT&T where he has worked for the last 5 years. Sean has extensive experience in the cable industry and has been the awardee of a major cable company subcontract for new and existing cable installations. During his tenure, he employed 40 field technicians, along with the requisite management, quality, and safety leadership required as part of the contract's scope.

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Offering Summary

Investment

$1 / share | $10 million pre-money valuation

If you invest, you're betting the company will hold a future value greater than $10 million.

Phase 1 (This offering): Up to $100,000 - 100,000 shares offered at $1/share. A minimum investment of $500 per 500 shares is required.

If we are successful with the Phase 1 raise, upon financial review and assessment, we intend to extend our offering and offer additional shares. The proposed details of Phase 2 are below:

Phase 2: $100,001 - $1,000,000 - 900,000 shares offered at $1/share. Minimum purchase of $100 for 100 shares.

Perks

Phase 1 investors only:

1. **Vyllagers™ Receive 100% Bonus for packages received for the first two months of operation:** After the application re-launch, invest who sign up on the Vyllage® Business app, and operates a package receiving location, will have every dollar earned for the first 2 months as a Vyllager™, matched 100% as a bonus!

2. **Customers Receive First 20 shipments Free:** As an Phase 1 investor, you will have your first 20 shipments with Vyllage® at no cost to you.

Irregular Use of Proceeds

Vyllage® might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investme In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the me and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Vyllage® to get notified of future updates!

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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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Investment opportunities posted and accessible through the site are of two types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. 2. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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VIDEO TRANSCRIPT (Exhibit D)

Everyday, packages are being stolen, right from your front door!

DON'T LET THIS HAPPENTO YOU .

Protect your valuables with:

Vyllage.

Vyllage is a community of background-verified homeowners in your area who can receive and safeguard your packages and deliveries until you can get them.

Here's how it works:

-Download and open the FREE Vyllage app

-Make your purchase and enter your billing information.

-For your shipping information, locate one of our SAFE background-verified homeowners in your area to receive your package

-Estimate size, pay, and your affiliate's full address is revealed

-Use their address to complete your purchase. That's it!

-You're immediately notified when your package arrives

-Then pick up your secured Package within 48 hours.

Convenient. Safe. Secure.

A Vyllage Cares:(logo) Join yours! Everyday, packages are being stolen, right from your front door!

DON'T LET THIS HAPPENTO YOU .

Protect your valuables with:

Welcome (show logo)

Vyllage is a community of background-verified homeowners in your area who can receive and safeguard your packages and deliveries until you can get them.

Here's how it works:

-Download and open the FREE Vyllage app

-Make your purchase and enter your billing information.

-For your shipping information, locate one of our SAFE background-verified homeowners in your area to receive your package

-Estimate size, pay, and your affiliate's full address is revealed

-Use their address to complete your purchase. That's it!

-You're immediately notified when your package arrives

-Then pick up your secured Package within 48 hours.

Convenient. Safe. Secure.

It takes a Vyllage to care. Join us today

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.
- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.